By Facsimile:
United States Securities and Exchange Commission
Washington, D.C. 20549-0303
c/o Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions

Re:	Openwave Systems, Inc. Preliminary Proxy Statement on Schedule 14A by Harbinger Capital Partners Master Fund I, LTD, et al. Filed December 27, 2006 File No. 001-16073
Dear Ms. Murphy:
        We have reviewed the staff comments you have provided regarding the above-captioned filing and have the following responses to such comments. Enclosed please find a marked version of our Schedule 14A disclosure.
Schedule 14A — General
1. Please revise your disclosure to summarize the facts and circumstances surrounding the December 28, 2006 filing by Harbinger of an action in Delaware Chancery Court regarding the company’s bylaws as it relates to the advance notice provisions and Harbinger’s compliance with same. See also Item 7(a) of Schedule 14A. Further, please make it clear in this proxy statement, if true, that since the validity of the company’s advance notice bylaw is currently being considered by Delaware Chancery Court, Harbinger’s nominees may be invalidated by the court.
Response: Please see the section of our disclosure the entitled “The Solicitation is Being Made by Harbinger Capital Partners...”
2. Please tell us in a supplemental response whether there are any arrangements that Harbinger has with Mr. Zucco, including any indemnification arrangements that should be disclosed.
Response: Please see the section of our disclosure the entitled “The Solicitation is Being Made by Harbinger Capital Partners...”
3. We note your Schedule 13D disclosure identifying Philip Falcone as a shareholder of Harbert Management Corporation, the managing member of the Master Fund and certain of its affiliates, and the portfolio manager of the Master Fund and Special Fund. The proxy statement identifies Sanford Cohen, Mr. Breen’s partner at Tyrex, LLC as providing “consulting services” to the Master Fund and the Special Fund in connection with the solicitation of proxies. Tell us why, pursuant to Instruction 3(a)(vi) of Item 4 of Schedule 14A, each of Messrs. Falcone and Cohen as well as Tyrex, LLC are not required to be identified as “participants” in Harbinger’s solicitation of proxies.
Response: None of Mr. Falcone, Mr. Cohen or Treyex, LLC is soliciting proxies. Mr. Cohen and Treyex, LLC aided in the analytical evaluation of Openwave.
4. Please amend your disclosure to list all securities of the company purchased or sold by Harbinger’s participants within the last two years. See Item 5(b)(vi) of Schedule 14A.
Response: Please see the chart and amendments to the section of our disclosure the entitled “The Solicitation is Being Made by Harbinger Capital Partners...”
The Solicitation is Being Made by Harbinger Capital Partners . . . .
5. Please tell us the holdings of Harbinger Capital Partners as of the record date, or the number and percentage of shares entitled to vote at the annual meeting. If this number and percentage of shares are different from those disclosed here, please amend your disclosure to clarify.

Response: Please see the chart and amendments to the section of our disclosure the entitled “The Solicitation is Being Made by Harbinger Capital Partners...” The chart indicates the last two purchases were made after the record date and cannot be voted at the annual meeting.
6. Please state the business addresses for the nominees as required by Item 5(b)(i) of Schedule 14A.
Response: Please see the amendments to the section of our disclosure entitled “The Solicitation is Being Made by Harbinger Capital Partners...”
7. We note your disclosure regarding the Treyex consulting services to be provided by Mr. Breen and his partner, Sanford Cohen. Please amend your disclosure to quantify amounts Mr. Breen would be entitled to, instead of percentage entitlements.
Response: Please see the chart and amendments to the section of our disclosure entitled “The Solicitation is Being Made by Harbinger Capital Partners...”
8. We note your disclosure to disregard the card of the company. Please revise your disclosure to state your intentions with respect to the other proposals that are in the company’s proxy statement since these proposals will be voted upon at the 2006 annual meeting.
Response: Please see the amendments to the section of our disclosure entitled “Voting” and the attached proxy card.
Our Recommendations if the Harbinger Nominees are Elected
9. Please provide the basis for your recommendation that the company reduce its quarterly operating expenses to $50 million. It appears that the current quarterly operating expenses are approximately $60 million. Further, you should quantify the impact that such a cut would have on the short and long-term growth of the company, which affects security holder value.
Response: Please see the amendments to the section of our disclosure entitled “Plan of Action.”
10. Amend your disclosure to add specificity to the areas you list generally for which reductions are recommended. We note your general reference to reductions through office consolidation, reduction in redundant headcount, sales reorganization, and other administrative cost reductions.
Response: Please see the amendments to the section of our disclosure entitled “Plan of Action.”

11. Please explain how your nominees will propose that the company support greater investment in new product development while at the same time cutting its cash balance in order to fund the proposed $200 million share repurchase program.
Response: Please see the amendments to the section of our disclosure entitled “Plan of Action.”
12. Amend your disclosure to provide the basis for your statement that the proposals will require the support of the company’s audit and compensation committees.
Response: Please see the amendments to the section of our disclosure entitled “Our Recommendations if the Harbinger Nominees are Elected.” The reference which stated that the proposals will require the support of the company’s audit and compensation committees has been deleted because such business decisions will be made on behalf of all the stockholders by the board of directors of which Mr. Breen and Mr. Zucco, if elected, will be a minority.
Cost and Method of Solicitation
13. We note your statement that you expect to seek reimbursement from the company for your expenses in connection with the solicitation. Please amend your disclosure to provide the entirety of the disclosure required by Items 4(b)(3), 4(b)(4) and 4(b)(5) of Schedule 14A, including, but not limited to whether you will seek a security holder vote on the issue of reimbursement, costs or anticipated costs of persons employed to solicit proxies , and the total amount estimated to be spent and total expenditures to date in connection with the proxy solicitation.
Response: Please see the amendments to the section of our disclosure entitled “Cost and Method of Solicitation.”
Schedule 13D filed on December 28, 2006
14. We note that on November 3, 2006 Harbinger filed an amendment to its then existing Schedule 13G to reflect the accumulation of shares by its reporting group. Harbinger then filed its Schedule 13D on December 28, 2006. It appears, however, that Harbinger was active during the period between November 3, 2006 and December 28, 2006 in identifying and arranging for the proposed nominations of Messrs. Zucco and Breen plus retaining MacKenzie Partners to act as its proxy solicitation firm. In a supplemental response, please outline the entirety of Harbinger’s activities, including with respect to the consulting arrangement, during that period and tell us why the timing of the Schedule 13D was appropriate.

Response: The change from Schedule 13G to Schedule 13D is dependent upon investment intent. Harbinger’s intent did not change until the period within ten days of December 28, 2006. Prior to that time, Harbinger was investigating its various alternatives with respect to its large investment, but did not decide to actively pursue this course until late December. Prior to that time, the consulting arrangement was engaged in an analysis of Openwave’s business and possible opportunities for increasing shareholder value through more efficient operations.
A separate statement is being furnished on behalf of the filing persons stating that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (212) 530-5062 with any questions.

Sincerely,

Encls.

The filing persons, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., James L. Zucco and Andrew J. Breen, hereby acknowledge that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated January 8, 2007
Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, LLC
Its: Investment manager

By:	/s/ William R. Lucas, Jr.
William R. Lucas, Jr.
Senior Vice President and General Counsel

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
Its: General Partner

By:	/s/ William R. Lucas, Jr.
William R. Lucas, Jr.
Senior Vice President and General Counsel

Harbinger Capital Partners Special Situations Fund, L.P.

/s/ James L. Zucco
James L. Zucco

/s/ Andrew J. Breen
Andrew J. Breen